COMSTOCK INC.

June 25, 2025

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Margaret Sawicki

Re:         Comstock Inc.
Registration Statement on Form S-3
Originally Filed: June 18, 2025
File Number: 333-288149

Dear Ms. Sawicki:

On behalf of Comstock Inc., a Nevada corporation (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, I respectfully request acceleration of effectiveness of the above-referenced registration statement for Monday, June 30, 2025, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For purposes of Rules 460 and 461, there is no underwriter.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Clyde Tinnen at Foley & Lardner LLP, at (414) 297-5026.

Best regards,

Comstock Inc.

By:	/s/ Corrado De Gasperis
Name:	Corrado De Gasperis, Executive Chairman & CEO